Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 8270 F +1 212 918 3100 www.hoganlovells.com

September 14, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
Forms 10-Q for the Quarterly Periods ended March 31, 2012 and
June 30, 2012
Filed May 9, 2012 and August 2, 2012
File No. 000-26489

Dear Mr. Windsor:

On behalf of Encore Capital Group, Inc. (together with its subsidiaries, the “Company”, “we” or “Encore”), set forth below are responses of the Company to the Staff’s letter of comment, dated August 31, 2012, relating to the Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2012, and the Forms 10-Q for the Quarterly Periods ended March 31, 2012 and June 30, 2012 (the “Forms 10-Q”) filed with the Commission on May 9, 2012 and August 2, 2012 (File No. 000-26489) and the documents incorporated therein by reference. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Government Regulation, page 7

1. Please revise your disclosure in future filings to discuss and analyze the impact on Encore Capital of the provisions of the Dodd-Frank Act giving the Consumer Financial Protections Bureau primary responsibility for administering the Fair Debt Collection Practices Act. Please also discuss the rules proposed by the CFPB in February 2012 to supervise and examine large debt collectors, like Encore, as part of the Bureau’s nonbank supervision program. Consider revising your Risk Factors and Management’s Discussion and Analysis consistent with your revisions as well.

Response

We will revise our disclosure in future filings in response to the Staff’s comment.

Legal Proceedings, page 16

2. Noting your statements on page 13 and page 16 that you “currently are subject to litigation and other actions by the Federal Trade Commission, state attorneys general and other governmental bodies,” please identify each of those to us and explain your basis for not disclosing them pursuant to Item 103.

Response

We have made a determination that the litigation and other actions referred to on pages 13 and 16 are not material to Encore. Accordingly, we will revise our disclosure in future filings to eliminate these references.

Part III, Item 10, page 51

3. We note on page 4 of your Proxy Statement on Schedule 14A which is incorporated by reference that one of your directors Mr. Mesdag is also the Managing Partner of your biggest shareholder, Red Mountain Capital Partners, which owns 9.7 percent of your outstanding stock. Please tell us, consistent with Item 401(a), whether or not he has any arrangement or understanding (direct or indirect) with you and any other persons pursuant to which he was or is to be selected as a director or nominee.

Response

There are no arrangements or understandings in place with Encore or any other persons pursuant to which Mr. Mesdag currently serves as a director. Previously, as disclosed in an amendment to a Schedule 13D filed by Red Mountain Capital Partners LLC on October 19, 2007, an agreement existed between certain affiliates of Red Mountain Capital Partners LLC and another former stockholder, JCF FPK I LP, requiring each stockholder to vote for the other stockholder’s board nominees. We understand that the agreement, which we disclosed in last year’s proxy statement, was terminated on November 8, 2011. (Please see Schedule 13D/A, filed with the Commission on November 8, 2011, for more information.)

Consolidated Statements of Income, page F-3

4. Please revise future filings to remove the stock-based compensation line item from the face of your income statement. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items or in the notes to the financial statements or within MD&A.

Response

We will revise our disclosure in future filings in response to the Staff’s comment.

Note 2: Fair Value Measurements, page F-12

5. Please revise future filings to disclose the fair value of your investment in receivable portfolios at each period end. Alternatively, please tell us in detail why you believe it will take excessive costs to do so. Specifically discuss why you believe it will take excessive costs considering that:

a.	At the acquisition of these receivables you concluded that the amount and timing of cash flows is reasonably estimable since you recognize revenue using the guidance in ASC 310-30, and

b.	You update your estimate of expected cash flows from these receivables on a quarterly basis.

Response

In accordance with ASC 310-30, we are able to reasonably estimate the amount and timing of gross future cash flows from receivable portfolios at the time of acquisition. Additionally, we are able to and do update the estimate of such expected gross cash flows on a quarterly basis and include this information in our quarterly and annual filings.

ASC 820 provides guidance on measuring the fair value of certain assets and liabilities. The guidance utilizes a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value into three broad levels: level 1 for observable inputs including market-quoted prices in active markets; level 2 for inputs other than quoted prices that are observable; or level 3 for unobservable inputs. As there are no markets on which our investment in receivable portfolios are actively traded or any other third party resource which would point to a value, the only available option to determine the fair value is to use valuation techniques in which one or more significant inputs are unobservable, including the Company’s own assumptions.

ASC 820 acknowledges that the best information available with which to develop unobservable inputs may be the reporting entity’s own data. However, unobservable inputs are different from entity-specific inputs. The assumptions used in the measurement (and therefore the inputs to the valuation technique) should take into account the intended use of the asset by market participants, which could differ from the reporting entity’s intended use.

In order to calculate a fair value for our investment in receivable portfolios we must determine appropriate unobservable inputs including net cash flows and a reasonable discount rate to apply to these net cash flows. The following facts apply in our analysis:

Determining net cash flows: Collections and cost to collect are unique to each buyer as methodologies and cost structures differ significantly from one buyer to the next. Cost to collect is dynamic in that costs change throughout the lifecycle of the collection curve and change given the channel used to achieve the collections (e.g., direct marketing, call centers, litigation, etc.). Even within certain channels, cost to collect can vary significantly. Within its call centers, the Company has over 15 specialized teams, and each team has a different cost structure. Additionally, collection and channel allocation strategies change over the life of the consumer account as operational improvements are made and consumers’ circumstances change, and therefore, cost to collect will shift over the lifecycle of those accounts. Finally, certain buyers price off of an analysis capturing only variable costs while others incorporate fixed costs and, depending on a buyer’s fixed-cost structure and size of operation, fixed costs could vary materially. As a result, net cash flows vary significantly depending on several factors, including the buyer’s cost structure, its determination of whether to include fixed costs in its valuation, and its collection strategies.

Determining an appropriate discount rate: In order to determine a fair value, we would also need to apply an appropriate discount rate to the expected net cash flows, assuming net cash flows could be determined. Using a simple weighted average cost of capital does not accurately reflect the fair value of our investment in receivable portfolios. A simple weighted average cost of capital fails to reflect reasonable assumptions that market participants may use when pricing such an asset. Further, we purchase portfolios at discount rates ranging from the single digits to over 100%, and as a result, a wide range of values for a discount rate could be used. Selecting a single point within that range would be arbitrary and the presentation of the fair value of our investment in receivable portfolios, using a single arbitrary rate, could be misleading to investors.

Applying these factors to an example of a gross cash flow stream of $2.0 billion, and using discount rates of 7.0% (Encore’s weighted average cost of capital) and 20.0% (both well within the range of discount rates at which Encore purchases portfolio) we see a significant difference in potential values.

Gross cash flow stream assuming an 84 month curve: $2.0 billion

Variable cost to collect: 30%

Net cash flow over the 84 month curve: $1.4 billion

Fair value assuming 7.0% = $1.2 billion

Fair value assuming 20.0% = $930.0 million

This example results in a fair value ranging from $930.0 million to $1.2 billion, a variance of approximately 29%. Disclosing a single fair value within this range or at either end of the range would be arbitrary, and without including significant context, investors could easily be confused and draw inappropriate conclusions from the data. Even with additional context, investors could draw an inappropriate conclusion as to the fair value of our investment in receivable portfolios.

Portfolios have many significant attributes that make each unique, and the only valid way to truly establish a fair value for our portfolio would be to put it out to bid on a quarterly basis to identify what a willing buyer would pay for the entire portfolio. Fair value under this method would be different depending on the size of the portfolio, whether it is being sold by an issuer or reseller, how many of the accounts had been through a legal strategy, what discounts had been offered to the consumers, the age of the accounts, the credit quality of each individual consumer, the geographic location of the consumers, the individual state statutes of limitations, etc. Additionally, as there are limited buyers for a portfolio of the size of our portfolio, value could be skewed significantly quarter to quarter based on which entities were to bid on the portfolio. Bifurcating the investment in receivable portfolios into various “buckets” or classifications and marketing them in smaller sizes would require additional analyses and more judgment, which could also skew the valuation. Finally, the Company is not able to market and sell its portfolio as it is bound by its Consumer Bill of Rights which precludes it from selling any portfolio. We are also bound contractually from doing so without the consent of most issuers, which would be difficult to obtain.

As a result of all of the above, it would be very difficult and costly to determine the fair value of our investment in receivable portfolios, if not impossible. Accordingly, we have concluded that the cost and ultimate variability in the fair value of our receivable portfolios would not be cost effective and would result in a misleading presentation to the readers of our financial statements.

Note 5: Deferred Court Costs, Net, page F-17

6. Please provide us the following information related to deferred court costs:

a.	Tell us the facts and circumstances related to the contractual arrangements with your network of attorneys related to costs that you capitalize.

Response

We have contracts with a nationwide network of attorneys who specialize in collection matters. We generally refer charged-off accounts to our contracted attorneys when we believe the related consumer has sufficient assets to repay the indebtedness and has, to date, been unwilling to pay.

Our agreements with our network of attorneys require them to advance certain out-of-pocket court costs, primarily costs related to the filing of lawsuits. We reimburse the attorneys for these costs and capitalize them as deferred court costs (no legal fees, including attorney fees, are capitalized) less a reserve for any deferred court costs we do not anticipate recovering based on historical collection and recovery data. We have an established history of court rulings in our favor. Upon resolution in the Company’s favor, the consumer is typically required to repay all related court costs in addition to the original debt. Thus, the actual contractual collection associated with each account post-litigation typically includes the original obligation plus the awarded court costs. Collections received from such accounts are first applied against any deferred court costs associated with the account, and any additional collections are applied against the consumer’s underlying obligation. As such, no revenue is recorded with the collection of deferred court costs as all court cost collections reduce the deferred court cost asset.

b.	Compare and contrast legal costs that you capitalize versus legal costs that you do not capitalize.

Response

As described in “a” above, we capitalize out-of-pocket court costs as deferred court costs. These costs primarily represent the costs related to the filing of lawsuits. In accordance with state laws and statutes, we are entitled to the recovery of such costs in a successful court case. Internal legal costs, commissions, attorney fees and other unrecoverable legal expenditures are not capitalized.

c.	Provide your accounting analysis that supports capitalizing these costs.

Response

We obtained guidance from the following relevant accounting literature in determining our accounting treatment for deferred court costs:

FASB Concepts Statement No. 6, Elements of Financial Statements, paragraph 25, an asset is defined as “(an account with) probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

AICPA - Technical Questions and Answers; Section 2000: Assets; Section 2130: Receivables: .05 Out-of-Pocket Costs Incurred by a Law Firm Inquiry—A law

firm incurs certain out-of-pocket costs on behalf of its clients. If the law firm’s efforts on behalf of the client are successful, these costs are recovered from the client in addition to the legal fees. If the case is lost, the costs are absorbed by the law firm. How should these costs be treated by the law firm?

Reply—These out-of-pocket costs should be reported as an asset in the financial statements of the law firm (for example, in an account called “client costs receivable”). At each balance sheet date, the law firm should apply the criteria in FASB Statement No. 5, Accounting for Contingencies, paragraph 3 (AC C59.104) to determine whether a loss contingency should be accrued.

Whether these court cost expenditures should be classified as an asset is addressed in FASB Concepts Statement No. 6. Paragraph 25, quoted above, describes an asset as something with a future economic benefit. According to relevant state statutes, Encore is entitled to the recovery of certain out-of-pocket expenditures in a successful court case. Therefore, the future economic benefit of deferred court costs has been well established.

Due to our established history of litigation results, we are able to estimate our successful efforts and collections/recovery of upfront court costs to support capitalization of the receivable and estimate an appropriate allowance for the receivable. Per the AICPA technical questions and answers, legal costs should be recorded as an asset with an appropriate allowance in accordance with ASC 450.

Since we have significant history supporting that the recoverability is both probable and estimable, we record the asset and an allowance based on expected recovery. Based on our historical collection data, we have developed a model predicting the probability of collection. We segregate deferred court costs into 40 distinct categories based on certain criteria, such as legal performance in a particular state, account balance, credit worthiness of the consumer and our analysis of the consumer’s ability to pay. For each category, we apply a recovery rate that is supported by years of historical recovery data, applicable to each of those distinct categories. We normally conclude court actions within 36 months. Therefore, costs are only capitalized for a maximum of 36 months at which time remaining costs, if any, are written off.

d.	Tell us the typical facts and circumstances in which you recover advanced out of pocket court costs and in which you do not recover these costs from borrowers.

Response

When the Company initiates litigation in an effort to collect a debt, the underlying lawsuit almost always results in a judgment against the party responsible for the underlying account. Such judgments typically require the judgment debtor to repay all related court costs in addition to the underlying debt. Amounts received through post-judgment collection efforts are then applied first against any deferred court costs associated with the account, and any additional collections are applied against the responsible party’s underlying debt. In certain circumstances, even though the Company has received a valid judgment, some judgment debtors are unable to, or remain unwilling to repay their obligation. In those cases, Encore provides a reserve against deferred court costs. As discussed in “c” above, we use our internal models to reasonably estimate the amount of deferred court cost we will recover versus those we will not.

e.	Tell us how court costs are identified or otherwise referred to in court decisions and whether this impacts your accounting analysis.

Response

Costs incurred in a lawsuit are typically awarded to the prevailing party. Below are excerpts from laws of states in which we file lawsuits against our consumers who are unwilling to pay their obligations. These examples are typical of other states in addition to those listed.

Texas:

Texas Rule of Civil Procedure 131: The successful party to a suit shall recover of his adversary all costs incurred therein, except where otherwise provided.

Florida:

Florida Statutes 57.041. Costs; recovery from losing party. – (1) The party recovering judgment shall recover all his or her legal costs and charges which shall be included in the judgment; but this section does not apply to executors or administrators in actions when they are not liable for costs. (2) Costs may be collected by execution on the judgment or order assessing costs.

Ohio:

Ohio Civil Rule 54(d): Except when express provision therefore is made either in a statute or these rules, costs shall be allowed to the prevailing party unless the court otherwise directs.

Maryland:

Md. Rule 3-603 (2012): (a) Allowance and allocation. Unless otherwise provided by rule, law, or order of court, the prevailing party is entitled to the allowance of costs. The court, by order, may allocate costs among the parties.

As noted previously, in accordance with state laws, judgments received in connection with collection efforts typically include the recovery of court costs expended in pursuit of a judgment. As a result, upon receiving a judgment in its favor, the Company is entitled to the recovery of out-of-pocket court costs. These facts and circumstances are included in the analysis of our accounting treatment for deferred court costs and, in accordance with FASB Concepts Statement No. 6, we conclude that deferred court costs have future economic benefit and are appropriately treated as a capitalized asset in our financial statements.

f.	Tell us how frequently you update your estimate of the recoverability of these costs.

Response

We update our court cost recovery analysis monthly, based on life-to-date recovery data within each distinct category.

Note 12: Commitments and Contingencies – Litigation, page F-25

7. We note your disclosure that when a range of loss can be reasonably estimated with no best estimate in the range, you record the minimum estimated liability. Please address the following:

a.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please revise future filings to either disclose:

•	an estimate of the additional loss or range of loss, or

•	if true, that the estimate is immaterial to your financial statements, or

•	that such an estimate cannot be made.

Please refer to ASC 450-20-50.

Response

With respect to any matters where there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will continue to disclose, as well as disclose in future filings, an estimate of the additional loss or range of loss, that the estimate is immaterial to our financial statements or that an estimate cannot be made.

b.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

•	explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and

•	for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response

With respect to any matters where there is a reasonable possibility that a loss exceeding amounts already recognized by Encore may have been incurred, and for which we cannot estimate the reasonably possible additional loss or range of loss, please be advised of the following:

The Company’s in-house legal counsel tracks and actively manages litigation matters affecting the Company. Representatives of the Legal Department meet prior to each quarter-end with representatives of the Accounting and Finance Departments to assess the status of pending and threatened litigation, government investigations, labor and employment matters, intellectual property matters and regulatory and compliance matters. At this meeting, the status of all significant legal contingencies are reviewed, and supervising in-house attorneys update the group on the status of each matter, highlighting any material developments since the last meeting. If it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss. In order to evaluate whether there is a reasonable estimate for an accrual or disclosure, the group evaluates numerous factors including, but not limited to, the current procedural and substantive status of the legal matter, any demands that have been made by the complainant/counter-party, any offers of settlement made by the Company, and other similar matters that could be considered precedent for that particular matter. If necessary, input may also be sought from external counsel or experts as to the most likely range of possibilities that should be considered in establishing an accrual or making a disclosure. Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by representatives of the Accounting, Finance and Legal Departments to ensure that any material changes are appropriately addressed prior to the filing of the Company’s financial statements.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

Response

Please see responses above. In addition, for your reference, we currently include, and propose to disclose in future filings, the following in our Commitments and Contingencies – Litigation footnote to our financial statements (please see Note 15 in our Form 10-Q filed on August 2, 2012):

In certain legal proceedings, the Company may have recourse to insurance or third party contractual indemnities to cover all or portions of its litigation expenses, judgments or settlements. In accordance with authoritative guidance, the Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. The Company continuously assesses the potential liability related to the Company’s pending litigation and revises its estimates when additional information becomes available. The Company’s legal costs are recorded to expense as incurred.

March 31, 2012 Form 10-Q

Management’s Discussion and Analysis – Market Overview, page 17

8. We note your disclosure that when a “long-term payment stream (as compared to one-time payment of the same amount) is discounted using a pool group’s internal rate of return, or IRR, the net present value is lower.” Please tell us and revise future filings to discuss the length and significant terms of the payment plans you offer.

Response

We offer payment plans to our consumers as an alternative to a one-time settlement. (Please see our Form 10-K for the year ended December 31, 2011, on page 23.) We negotiate each payment plan with individual consumers based on their ability to pay. The length and terms of payment plans vary by consumer and therefore, there are no standard payment plans that we offer. Additionally, payment plans inherently contain the possibility of consumers failing to complete all scheduled payments. In such circumstances, we negotiate alternate payment plans that further suit the needs of our consumers.

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Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

September 14, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
Forms 10-Q for the Quarterly Periods ended March 31, 2012 and
June 30, 2012
Filed May 9, 2012 and August 2, 2012
File No. 000-26489

Dear Mr. Windsor:

In connection with responding to comments raised by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated August 31, 2012 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on February 9, 2012 and the Forms 10-Q for the Quarterly Periods ended March 31, 2012 and June 30, 2012 (the “Forms 10-Q”) filed with the Commission on May 9, 2012 and August 2, 2012 (File No. 000-26489), Encore Capital Group, Inc. (together with its subsidiaries, the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Call
Mr. Greg Call
Senior Vice President, General
Counsel and Corporate Secretary
Encore Capital Group, Inc.